UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06025589

February 16, 2006

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2006

William J. Mostyn III
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
Legal Department
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

Dear Mr. Mostyn:

This is in response to your letters dated December 19, 2005 and December 29, 2005 concerning the shareholder proposal submitted to Bank of America by Nick Rossi. We also have received letters on the proponent's behalf dated December 24, 2005, January 2, 2006, January 17, 2006, February 1, 2006 and February 8, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Bank of America

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

December 19, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal on October 25, 2005 (the "Proposal") from Nick Rossi (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent (and his appointed representative (the "Representative")) as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation's "Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities."

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(b) and (f) because the Proponent failed to provide the requested documentary support of his stock ownership. Pursuant to Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value of voting securities for at least one year prior to submitting the proposal, and must continue to hold those securities through the date of the meeting. Pursuant to Rule 14a-8(f), a registrant must request documentary support of the proponent's ownership within 14 calendar days of its receipt of the proposal, and the proponent must furnish such support within 14 calendar days of his or her receipt of the registrant's request.

On October 25, 2005, the Corporation received the Proposal. The Corporation's stockholder records did not reflect that the Proponent was a record holder. Accordingly, by letter dated November 3, 2005, a copy of which is attached as **Exhibit B**, the Corporation requested documentary support of the Proponent's ownership in the Corporation (the "Request Letter"). The Request Letter was sent certified mail, return receipt requested. The Representative was also sent a copy of the Request Letter. Based on the return receipts received by the Corporation, the Proponent received the Request Letter on November 7, 2005 and the Representative received the Request Letter on November 8, 2005. A copy of each return receipt is attached as **Exhibit C.** The Request Letter specifically referenced the 14-day deadline and provided the relevant portions of Rule 14a-8. More than 14 days have elapsed since the Proponent's (and his Representative's) receipt of the Request Letter and the Proponent has not timely provided the required evidence to document his ownership of at least $2,000 in market value of the Corporation's common stock continuously for at least one year prior to submitting the Proposal. See *International Business Machines Corporation* (November 30, 2005) and *The Home Depot, Inc.* (August 5, 2005).

Since the Proponent failed to provide the requested documentary support of his stock ownership within the required 14-day period, he has failed to comply with the requirements of Rules 14a-8(b) and (f). Accordingly, the Proposal may properly be omitted from the Corporation's proxy materials for the 2006 Annual Meeting.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2006 Annual Meeting. Based on the Corporation's timetable for the 2006 Annual Meeting, a response from the Division by February 3, 2006 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

cc: Nick Rossi
John Chevedden

EXHIBIT A

EXECUTIVE COMPLAINTS

OFFICE OF THE

NOV 0 1 2005

CORPORATE SECRETARY

FAX: **Shareholder Relations**

Date: 10/25/05

TO: Jane R. Smith

Phone: 704.386.7388

FAX Phone: 704.386.0420

FROM: Donata Joseph

FI1-008-01-18

Bank of America

Executive Relations

Phone: 813-882-1205

FAX Phone: 813-882-1184

Customer Name	**# of pages / tracking #**
Nick Rossi	3- 165446

This is the original letter that Executive Relations received by fax

Nick Rossi,
P.O. Box 249
Boonville, CA 95415

RECEIVED

OCT 25 2005
SR 165446
EXECUTIVE RELATIONS

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature] 10/5/05

cc: William J.. Mostyn III
Corporate Secretary
PH: 704 432-1000
FX: 704 386-6699
PH: 704-386-8486
FX: 704-386-6699

38995

[October 10, 2005]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

When a person acts both as a company's Chairman and its CEO, a vital separation of power is eliminated – and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our Chairman.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library, an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in Board Composition.
  - "D" in CEO Compensation.
  - "D" in Litigation & Regulatory Problems.
  - "D" in Accounting.
  - Overall Governance Risk Assessment = High

- We had no Independent Chairman or Lead Director – Independent oversight concern.
- Cumulative voting was not allowed.
- With 6 active CEOs there were too many CEOs on our board. Active CEOs are often over-committed and may not be optimally independent of management's views.
- We had 17 directors – Unwieldy board concern and potential CEO dominance.
- But only 2 directors were on our key audit committee. And these two directors had 11 and 20 years of director tenure – Independence concern.
- Five of our directors had 17 to 36 years tenure each – Independence concern.

With this record it is important to take one step forward and make our Board more accountable by adopting an independent board chairman requirement.

Additionally

When a Chairman runs a company as Chairman and CEO, the information given to directors may or may not be accurate. If a CEO wants to cover up corporate improprieties, how difficult is it to convince Directors to go along. If Directors disagree, with whom do they lodge complaints? The Chairman?

What stockholder-damaging conflicts of interest can be more serious than those that so often occur when overseers are allowed to oversee themselves? When a corporation's Chairman is also its CEO, such conflicts can and do happen.

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. And these dual roles helped those individuals to achieve virtually total control.

Stockholders must continue to expect the unexpected until they help cause company boards to be composed of substantial majorities of independent directors – and until those directors select a chairman who is similarly independent of management.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

16546

EXHIBIT B

Bank of America

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

November 3, 2005

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Rossi:

On October 25, 2005, we received your stockholder proposal. In order to properly consider your proposal for inclusion in the Corporation's proxy statement, you must meet certain eligibility requirements relating to your share ownership. Our records do not reflect that you are the "record" holder of your shares of the Corporation's common stock. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of your shares, verifying that, at the time you submitted your proposal, you held at least $2,000 in market value of the Corporation's common stock and had held such stock continuously for at least one year. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our proxy statement.

For your convenience, I have attached a copy of the relevant SEC provision, Rule 14a-8(b).

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: William J. Mostyn III, Bank of America Corporation, NC1-007-20-01, 100 North Tryon Street, Charlotte, NC 28255.

If you would like to discuss this matter, please feel free to call me at 704.386.5083.

Very truly yours,

William J. Mostyn III
General Deputy Counsel and
Corporate Secretary

Attachment

cc: Mr. John Chevedden

USA
2000-2004
US Olympic Teams

Recycled Paper # 725259

copy of proxy materials to a shared address in accordance with Exchange Ac Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it doe not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its prox statement and identify the proposal in its form of proxy when the company holds an annual o special meeting of shareholders. In summary, in order to have your shareholder proposa included on a company's proxy card, and included along with any supporting statement in it proxy statement, you must be eligible and follow certain procedures. Under a few specifi circumstances, the company is permitted to exclude your proposal, but only after submitting it reasons to the Commission. We structured this section in a question-and-answer format so that i is easier to understand. The references to "you" are to a shareholder seeking to submit th proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or it board of directors take action, which you intend to present at a meeting of the company' shareholders. Your proposal should state as clearly as possible the course of action that yo believe the company should follow. If your proposal is placed on the company's proxy card, th company must also provide in the form of proxy means for shareholders to specify by boxes choice between approval or disapproval, or abstention. Unless otherwise indicated, the wor "proposal" as used in this section refers both to your proposal, and to your correspondin statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at leas $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal a the meeting for at least one year by the date you submit the proposal. You must continue to hol those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appear in the company's records as a shareholder, the company can verify your eligibility on its own although you will still have to provide the company with a written statement that you intend t continue to hold the securities through the date of the meeting of shareholders. However, if lik many shareholders you are not a registered holder, the company likely does not know that yo are a shareholder, or how many shares you own. In this case, at the time you submit you proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holde of your securities (usually a broker or bank) verifying that, at the time you submitted you proposal, you continuously held the securities for at least one year. You must also include you own written statement that you intend to continue to hold the securities through the date of th meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or update forms, reflecting your ownership of the shares as of or before the date on which the one-yea eligibility period begins. If you have filed one of these documents with the SEC, you ma demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares fo the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

EXHIBIT C

SENDER: COMPLETE THIS SECTION	**COMPLETE THIS SECTION ON DELIVERY**
■ Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired. ■ Print your name and address on the reverse so that we can return the card to you. ■ Attach this card to the back of the mailpiece, or on the front if space permits.	A. Signature X Emil Rossi ☐ Agent ☐ Addressee B. Received by (*Printed Name*) Emil Rossi C. Date of Delivery
1. Article Addressed to: Mr. Nick Rossi P.O. Box 249 Boonville, CA 95415 BOONVILLE CA 95415 NOV 7 2005 USPS	D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No
	3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☒ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D.
	4. Restricted Delivery? (*Extra Fee*) ☐ Yes
2. Article Number (*Transfer from service label*)	7003 1010 0000 8694 6742

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Bank of America
100 N. Tryon Street
NC1-007-20-01
Charlotte, N.C. 28255
Attn: Kristin Oberheu

SENDER: *COMPLETE THIS SECTION*	***COMPLETE THIS SECTION ON DELIVERY***
■ Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired. ■ Print your name and address on the reverse so that we can return the card to you. ■ Attach this card to the back of the mailpiece, or on the front if space permits.	A. Signature X [illegible] 11-8-07 ☐ Agent ☐ Addressee B. Received by (*Printed Name*) [illegible] C. Date of Delivery 11-8 D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No
1. Article Addressed to: Mr. John Chevedden 2215 Nelson Ave., No. 205 Redondo Beach, CA [redacted] 90278	3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☒ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D. 4. Restricted Delivery? (*Extra Fee*) ☐ Yes
2. Article Number (*Transfer from service label*)	7003 1010 0000 8694 6735

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Bank of America
100 N. Tryon Street
NC1-007-20-01
Charlotte, N.C. 28255
Attn: Kristin Oberheu

C005

Nick Rossi
P.O. Box 249
Boonville, CA 95415

RECEIVED

OCT 25 2005
SR 165446
EXECUTIVE RELATIONS

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi 10/5/05

cc: William J.. Mostyn III
Corporate Secretary
PH: 704 432-1000
FX: 704 386-6699
PH: 704-386-8486
FX: 704-386-6699

38995

[October 10, 2005]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

When a person acts both as a company's Chairman and its CEO, a vital separation of power is eliminated – and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our Chairman.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library, an independent investment research firm in Portland, Maine rated our company:
  "D" in Overall Board Effectiveness.
  "D" in Board Composition.
  "D" in CEO Compensation.
  "D" in Litigation & Regulatory Problems.
  "D" in Accounting.
  Overall Governance Risk Assessment = High
- We had no Independent Chairman or Lead Director – Independent oversight concern.
- Cumulative voting was not allowed.
- With 6 active CEOs there were too many CEOs on our board. Active CEOs are often over-committed and may not be optimally independent of management's views.
- We had 17 directors – Unwieldy board concern and potential CEO dominance.
- But only 2 directors were on our key audit committee. And these two directors had 11 and 20 years of director tenure – Independence concern.
- Five of our directors had 17 to 36 years tenure each – Independence concern.

With this record it is important to take one step forward and make our Board more accountable by adopting an independent board chairman requirement.

Additionally

When a Chairman runs a company as Chairman and CEO, the information given to directors may or may not be accurate. If a CEO wants to cover up corporate improprieties, how difficult is it to convince Directors to go along. If Directors disagree, with whom do they lodge complaints? The Chairman?

What stockholder-damaging conflicts of interest can be more serious than those that so often occur when overseers are allowed to oversee themselves? When a corporation's Chairman is also its CEO, such conflicts can and do happen.

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. And these dual roles helped those individuals to achieve virtually total control.

Stockholders must continue to expect the unexpected until they help cause company boards to be composed of substantial majorities of independent directors – and until those directors select a chairman who is similarly independent of management.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

165446

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Saturday, December 24, 2005 2:02 AM
To: CFLETTERS
Cc: william.mostyn@bankofamerica.com
Subject: Correction: Re Bank of America Corporation (BAC) No-ActionRequest Nick Rossi

Correction: Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 23, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bank of America Corporation (BAC)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Independent Board Chairman
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the Bank of America December 19, 2005 no action request. Its delivery was delayed until December 23, 2005.

The only issue raised is verification of stock ownership. The company never contacted the proponent to check whether the verification had been sent. The verification of ownership has been satisfied according to the following information.

This is the fax confirmation information which is documented:
Date 11/08 TIME 21:41 FAX NO./NAME 17043869330 DURATION 01:08 PAGE(S) 03 RESULT OK

This is the same fax number published on Mr. William Mostyn[1]s no action request letter.

This is further verified by a telephone bill listing of:
(704) 386-6699 North Carolina 11/08/2005 09:41:03 PM 00:01:18
and
(704) 386-9330 North Carolina 11/08/2005 09:42:58 PM 00:01:14

Additionally the original proposal, confirmed received by the company, was sent to the same two above fax numbers.

The 3-page broker letter in the above two faxes was signed by Mark Christensen, Morgan Stanley, T: 707-524-1070 and dated November 4, 2005. It stated:
All quantities continue to be held without interruption in Nick Rossi[1]s account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates:
452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003 2 for 1 split 8-27-04 now owns 1400 shares

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Mostyn III
william.mostyn@bankofamerica.com

From: J [olmsted7p@earthlink.net]
Sent: Saturday, December 24, 2005 1:49 AM
To: CFLETTERS
Cc: william.mostyn@bankofamerica.com
Subject: Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 23, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bank of America Corporation (BAC)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Independent Board Chairman
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the Bank of America December 19, 2005 no action request. Its delivery was delayed until December 23, 2005.

The only issue raised is verification of stock ownership. The company never contacted the proponent to check whether the verification had been sent. The verification of ownership has been satisfied according to the following information.

This is the fax confirmation information which is documented:
Date 11/08 TIME 21:41 FAX NO./NAME 17043869330 DURATION 01:08
PAGE(S) 03 RESULT OK

This is the same fax number published on Mr. William Mostyn's no action request letter.

This is further verified by a telephone bill listing of:
(704) 386-9330 North Carolina 11/08/2005 09:42:58 PM 00:01:18
and
(704) 386-6699 North Carolina 11/08/2005 09:41:03 PM 00:01:14

Additionally the original proposal, confirmed received by the company, was sent to the same two above fax numbers.

The 3-page broker letter in the above two faxes was signed by Mark Christensen, Morgan Stanley, T: 707-524-1070 and dated November 4, 2005. It stated:
All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates:
452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003 2 for 1 split 8-27-04 now owns 1400 shares

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Mostyn III
william.mostyn@bankofamerica.com

From: J [olmsted7p@earthlink.net]
Sent: Monday, January 02, 2006 3:20 PM
To: CFLETTERS
Cc: william.mostyn@bankofamerica.com
Subject: #1A Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

#1A Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bank of America Corporation (BAC)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Independent Board Chairman
Shareholder: Nick Rossi

Ladies and Gentlemen:

In response to the December 23, 2005 Shareholder Position on the initial Company No-Action Request, which the company had more than 2-months to prepare the 2-1/2-page letter, the company then sent a second December 29, 2005 letter.

It is respectfully requested that there be a second opportunity to submit information from the shareholder perceptive. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Please advise if the staff is about to make its determination and has not yet received the second opportunity to submit information from the shareholder perceptive and this second equal opportunity to respond will be expedited.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Mostyn III
william.mostyn@bankofamerica.com

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 17, 2006 6:02 PM
To: CFLETTERS
Cc: william.mostyn@bankofamerica.com
Subject: #3 Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

#3 Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bank of America Corporation (BAC)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: Nick Rossi

Ladies and Gentlemen:

It appears that after the December 23, 2005 shareholder position letter the company seems to show a significant lack of confidence in its initial grounds of stock ownership by adding two new purported grounds.

The company had more than 2-months to prepare the initial 2-1/2-page no action request based only on stock ownership grounds. The company now proposes rule 14a-8(i)(3) and (i)(6) grounds.

In General Electric Company (January 10, 2006), GE did not receive concurrence on rule 14a-8(i)(3) and (i)(6) grounds on a proposal with similar text.

The text of the proposal to GE proposal stated:
"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted."

The text of the proposal to Bank of America proposal similarly stated:
"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities.
This proposal gives our company an opportunity to cure our Chairman's loss of independence

should it occur after this proposal is adopted."

Additionally the company appears to claim that the above text is more difficult to understand than the text it cites in two SLB 14C cases in which the staff did not concur with the following companies:

Merck & Co., Inc.
"The shareholders . . . request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."

The Walt Disney Co.
"[T]he shareholders . . . urge the Board of Directors to amend the Corporate Governance Guidelines, and take what ever other actions are necessary to set as a company policy that the Chairman of the Board of Directors will always be an independent member of the Board of Directors, except in rare and explicitly spelled out, extraordinary circumstances."

The company attempts to build its argument regarding a core governance issue based on non-governance niche-issue cases. For instance a Global Reporting Initiative case and a glass ceiling case are given high priority in the company argument.

The company faults the proposal in the use of everyday business words because there could be some discussion on precise meanings. Carried to its illogical conclusion the company would claim that no rule 14a-8 proposal is possible because there could be a discussion on precise meaning, such as boundaries between management and board functions.

The company argument seems to be an unintentional admission that the Bank of America Board is challenged or unable to make routine business judgements on whether a function is a management or board function.

The company argues that "management duties, titles, or responsibilities" proposal text could refer such functions outside the company. This argument would seem to be a reach because it would be almost impossible to find many directors of Fortune 500 companies who had absolutely no "management duties, titles, or responsibilities" at any company, entity, business (home-based or otherwise), consultancy, charity, hobby or household whatsoever.

The company does not claim Institutional Shareholder Service or other proxy advisor service would be stumped as to the meaning of this proposal or has ever claimed to be stumped by the meaning of proposals on this same topic on company ballots.

The Corporate Library Board Analyst Profile on hundreds of major companies makes it easy to determine whether this proposal topic is implemented. For instance on the Board Analyst Profile for Bank of America, to the right of Mr. Kenneth D. Lewis name is an "X" in the column for "CEO" and also in the column for "Chair." Thus if this proposal were implemented the "X" in these two columns would be to the right of two separate director names and the director who was the Chair would have an "outside [director]" notation. Source: http://www.boardanalyst.com/companies/company_profile.asp?ID=13089

The proposal clearly states in its "Resolved" statement:
"This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted."

SLB 14C states:
"In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

Thus this proposal "contains language permitting the company to cure a director's loss of independence" by stating, "This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted."

SLB 14C does not state that the Walt Disney Company and Merck & Co. examples are the only words to use in a proposal to meet the explicit SLB text which precedes these two examples, "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence Š we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

The following text on this proposal topic was published in the 2005 Boeing definitive proxy after Boeing exhaustively challenged it first in a no action request and again in a Boeing request for reconsideration:

"RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors.
In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw."

The following is a summary of the failed Boeing no action request and request for reconsideration:

Boeing Co.
WSB No.: 0207200521
Public Availability Date: Thursday, January 27, 2005
Abstract:
...A shareholder proposal, which requests that this company's board adopt a policy that the chief executive officer shall not concurrently serve as chairman of the board, may not be omitted from the company's proxy material under rule 14a-8(i)(6).

Boeing Co. (Recon.)
WSB No.: 0314200521
Public Availability Date: Thursday, March 10, 2005
Abstract:
...The staff finds no basis to reconsider its position taken in Boeing Co., SEC No-Action Letters Ind. & Summaries (WSB) # 0207200521 (January 27, 2005), in which it held that a shareholder proposal, which requests that this company's board adopt a policy that the chief executive officer shall not concurrently serve as chairman of the board, may not be omitted from the company's proxy material under rule 14a-8(i)(6).

The illogical company conclusion is that any text that a company can label as "inflammatory" without foundation, such as text illustrating how holding the dual roles of CEO and Chairman helped certain CEOs to obtain too much power, is excludable.

Also in Newmont Mining Corporation (January 13, 2006), Newmont Mining did not receive concurrence under rule 14a-8(i)(6) on a proposal on the same topic as the proposal to Bank of America.

It is therefore respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Mostyn III
william.mostyn@bankofamerica.com

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, February 02, 2006 12:22 AM
To: CFLETTERS
Cc: william.mostyn@bankofamerica.com
Subject: #4 Re Bank of America Corporation (BAC) No-Action Request
Nick Rossi

#4 Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Bank of America Corporation (BAC)
#4 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Independent Board Chairman
Shareholder: Nick Rossi

Ladies and Gentlemen:

This further addresses the only issue raised in the initial company December 19, 2005 no action request verification of stock ownership. A copy of Mr.
Rossi¹s November 4, 2005 broker letter was faxed to the Staff at FX: 202-772-9201 on February 1, 2006. This broker letter includes the November 8, 2005 label with the two company fax numbers that it was sent to on that
day:
(704) 386-9330
(704) 386-6699

The company never contacted the proponent to check whether the verification had been sent. The verification of ownership has been satisfied according to the following information.

This is the fax confirmation information which is documented:
Date 11/08 TIME 21:41 FAX NO./NAME 17043869330 DURATION 01:08
PAGE(S) 03 RESULT OK

This is the same fax number published on Mr. William Mostyn¹s no action request letter.

This is further verified by a telephone bill listing of:
(704) 386-9330 North Carolina 11/08/2005 09:42:58 PM 00:01:14 and
(704) 386-6699 North Carolina 11/08/2005 09:41:03 PM 00:01:18

Additionally the original proposal, confirmed received by the company, was sent to the same above two fax numbers.

The 3-page broker letter in the above two faxes was signed by Mark Christensen, Morgan Stanley, T: 707-524-1070 and dated November 4, 2005. It
stated:
"All quantities continue to be held without interruption in Nick Rossi¹s account as of the date of this letter.

"Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates:
452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003 2 for 1 split 8-27-04 now owns 1400 shares"

A hard-copy of the supporting fax confirmation page and the corresponding telephone bill can be forwarded to the Staff.

Additionally Burlington Northern Santa Fe Corporation (January 30, 2006) was in favor of the proponent on the same topic as this proposal. The following is the similar text of the rule 14a-8 proposal to Burlington Northern:
"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities.
This proposal gives our company an opportunity to cure our Chairman¹s loss of independence should it occur after this proposal is adopted."

It is therefore respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Mostyn III
william.mostyn@bankofamerica.com

Mark S. Christensen
Vice President
Financial Advisor

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

Re No Action Bank of America – Nick Rossi

Post-it® Fax Note 7671	Date 2-1-06	# of pages ▶ 3
To Mark Vilardo	From John Chevedden	
Co./Dept. William Mostyn Tel 704-386-6699	Co. 2-8-06 also	
Phone # 202-551-3500	Phone # 310-371-7872	
Fax # 202-772-9201	Fax #	

Re No Action Bank of America – Nick Rossi

November 4, 2005

To Whom It May Concern:

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates:

May 16, 2002

120 shares Electronic Data Systems Corp, bought an additional 380 shares on 3-5-2003
- now owns 500 shares
1000 shares Hubbell Inc A
1000 shares Genuine Parts Co
525 shares General Motors Corp
500 shares Bethlehem Steel Corp
1000 shares Baker Hughes Inc.
1427 shares Chevron Texaco Corp
- 2 for 1 split 9/10/04 – now owns 2,854 shares
1652 shares Fortune Brands Inc., received 388shares ACCO Brands Corp - spunoff from Fortune Brands on 8-16-05
1652 shares Gallaher Group PLC ADR
419 shares Delpi Corporation, bought additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003
- 2 for 1 split 8-27-04 now owns 1400 shares

May 22, 2002

2000 shares Cedar Fair LP Dep Units
1683 shares Daimler-Chrysler AG

BAC

Post-it® Fax Note 7671	Date 11-8-05	# of pages ▶
To William Mostyn	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 704-386-6699 -9330	Fax #	

July 9, 2002

1000 shares UST Inc.
1000 shares Teppco Partners LP
2000 shares Service Corp Intl
800 shares Maytag Corp
3120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3000 shares
1000 shares UIL Hldgs Corp
1000 shares Plum Creek Timber Co Inc REI
600 shares 3M Company (split 9-29-03)
1000 shares Terra Nitrogen Co LP Com Unit
1000 shares UGI Corporation New 3 for 2 split 4-1-03, received 1,500 shares UGI 5-24-05 for 2 for 1 split
- now owns 1500 shares
580 shares Scottish Power PLC ADR New
600 shares PG & E Corp
1000 shares Unilever PLC (new) ADS
7593 shares Servicemaster Co.
1054 shares SBC Communications
90 shares Neenan Paper Inc Spun off from Kimberly Clark Corp 11-30-2004

August 15, 2002

300 shares Marathon Oil Co.

On May 23, 2002 Nick journalled into the same account the following:

200 shares Safeway Inc Com New
10,000 par value USG Bond 8.50% due 8/1/2005, sold on 6-10-2004, eliminated this holding
1000 shares Bristol Myers Squibb Co
500 shares Bristol Myers Squibb Co was purchased on May 21, 2003.
500 shares Bristol Myers Squibb Co was purchased on April 21, 2004.
- now owns 2000 shares

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5/16/02 1436 shares
Reinvested Dividends 5-13-03 57 shares
Reinvested dividends 9-23-05 29 shares, total owned 1,522 shares

500 shares of Merck & Co, purchased Oct 5, 2004
1000 shares Schering Plough, 500 purchased Oct 4, 2002 and 500 purchased 3-6-2003
1000 shares Dynegy Inc (Hldg Co) Class A purchased 12-10-2004
800 shares Safeway Inc Com New purchased 1-06-2005
500 shares Pfizer Inc purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005, now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S. Christensen
Mark S. Christensen
Vice President, Investments

Mark S. Christensen
Vice President
Financial Advisor

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

Re No Action Bank of America – Nick Rossi

Post-it® Fax Note 7671	Date 2-1-06	# of pages ▸ 3
To Mark Vilardo	From John Chevedden	
Co./Dept.	Co.	
Phone # 202-551-3500	Phone # 310-371-7872	
Fax # 202-772-9201	Fax #	

Re No Action Bank of America – Nick Rossi

November 4, 2005

To Whom It May Concern:

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates:

May 16, 2002

120 shares Electronic Data Systems Corp, bought an additional 380 shares on 3-5-2003
- now owns 500 shares
1000 shares Hubbell Inc A
1000 shares Genuine Parts Co
525 shares General Motors Corp
500 shares Bethlehem Steel Corp
1000 shares Baker Hughes Inc.
1427 shares Chevron Texaco Corp
- 2 for 1 split 9/10/04 - now owns 2,854 shares
1652 shares Fortune Brands Inc., received 388shares ACCO Brands Corp - spunoff from Fortune Brands on 8-16-05
1652 shares Gallaher Group PLC ADR
419 shares Delpi Corporation, bought additional 581 shares on 3-16-2005, now owns 1,000 shares
➔ 452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003
- 2 for 1 split 8-27-04 now owns 1400 shares

May 22, 2002

2000 shares Cedar Fair LP Dep Units
1683 shares Daimler-Chrysler AG

(BAC)

Post-it® Fax Note 7671	Date 11-8-05	# of pages ▸
To William Mostyn	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 704-386-6699	Fax #	

-9330

July 9, 2002

1000 shares UST Inc.
1000 shares Teppco Partners LP
2000 shares Service Corp Intl
800 shares Maytag Corp
3120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3000 shares
1000 shares UIL Hldgs Corp
1000 shares Plum Creek Timber Co Inc REI
600 shares 3M Company (split 9-29-03)
1000 shares Terra Nitrogen Co LP Com Unit
1000 shares UGI Corporation New 3 for 2 split 4-1-03, received 1,500 shares UGI 5-24-05 for 2 for 1 split
- now owns 1500 shares
580 shares Scottish Power PLC ADR New
600 shares PG & E Corp
1000 shares Unilever PLC (new) ADS
7593 shares Servicemaster Co.
1054 shares SBC Communications
90 shares Neenan Paper Inc Spun off from Kimberly Clark Corp 11-30-2004

August 15, 2002

300 shares Marathon Oil Co.

On May 23, 2002 Nick journalled into the same account the following:

200 shares Safeway Inc Com New
10,000 par value USG Bond 8.50% due 8/1/2005, sold on 6-10-2004, eliminated this holding
1000 shares Bristol Myers Squibb Co
500 shares Bristol Myers Squibb Co was purchased on May 21, 2003.
500 shares Bristol Myers Squibb Co was purchased on April 21, 2004,
- now owns 2000 shares

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5/16/02 1436 shares
Reinvested Dividends 5-13-03 57 shares
Reinvested dividends 9-23-05 29 shares, total owned 1,522 shares

500 shares of Merck & Co, purchased Oct 5, 2004
1000 shares Schering Plough, 500 purchased Oct 4, 2002 and 500 purchased 3-6-2003
1000 shares Dynegy Inc (Hldg Co) Class A purchased 12-10-2004
800 shares Safeway Inc Com New purchased 1-06-2005
500 shares Pfizer Inc purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005, now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S. Christensen
Vice President, Investments

Bank of America

Bank of America Corporation
Legal Department
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

December 29, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") previously submitted a letter to the Office of Chief Counsel, dated December 19, 2005 (the "December 19 Letter"), addressing the exclusion of a shareholder proposal, received on October 25, 2005 (the "Proposal") from Nick Rossi (the "Proponent"), from the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The bases for exclusion cited in the December 19 Letter were Rules 14a-8(b) and (f), because the Proponent failed to provide the requested documentary support of his stock ownership. On December 24, 2005, the Corporation received an email from the Proponent's appointed representative (the "Representative") claiming that the requested documentary support of the Proponent's stock ownership was sent by fax, twice, to the Corporation on November 8, 2005. The email is attached hereto as **Exhibit B**. The Corporation has no record of receiving either of those faxes and requests that the Proponent provide evidence that the Proponent's stock ownership information was faxed to the Corporation in the form of an itemized phone bill *on phone company stationary* showing the fax numbers called along with the date, time, and duration of the calls. Because the Proponent has challenged the Corporation's December 19 Letter, the Corporation hereby restates and supplements the bases for exclusion set forth in the December 19 Letter. The Corporation hereby again requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the

"Commission") on or about March 20, 2006 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent and the Representative as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation's "Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities."

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(b), 14a-8(f), 14a-8(i)(3), and 14a-(i)(6). The Proposal may be excluded pursuant to Rules 14a-8(b) and (f) because the Proponent failed to provide the requested documentary support of his stock ownership. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements that are false and misleading due to vagueness and indefiniteness. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power or authority to implement the Proposal.

1. **The Corporation may omit the Proposal pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent failed to provide the requested documentary support of his stock ownership.**

Pursuant to Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value of voting securities for at least one year prior to submitting the proposal, and must continue to hold those securities through the date of the meeting. Pursuant to Rule 14a-8(f), a registrant must request documentary support of the proponent's ownership within 14 calendar days of its receipt of the proposal, and the proponent must furnish such support within 14 calendar days of his or her receipt of the registrant's request.

On October 25, 2005, the Corporation received the Proposal. The Corporation's stockholder records did not reflect that the Proponent was a record holder. Accordingly, by letter dated November 3, 2005, a copy of which is attached as **Exhibit C**, the Corporation requested documentary support of the Proponent's ownership in the Corporation (the "Request Letter").

The Request Letter was sent certified mail, return receipt requested. The Representative was also sent a copy of the Request Letter. Based on the return receipts received by the Corporation, the Proponent received the Request Letter on November 7, 2005 and the Representative received the Request Letter on November 8, 2005. A copy of each return receipt is attached as **Exhibit D.** The Request Letter specifically referenced the 14-day deadline and provided the relevant portions of Rule 14a-8. More than 14 days have elapsed since the Proponent's (and his Representative's) receipt of the Request Letter and the Proponent has not timely provided the required evidence to document his ownership of at least $2,000 in market value of the Corporation's common stock continuously for at least one year prior to submitting the Proposal. See *International Business Machines Corporation* (November 30, 2005) and *The Home Depot, Inc.* (August 5, 2005).

Since the Proponent failed to provide the requested documentary support of his stock ownership within the required 14-day period, he has failed to comply with the requirements of Rules 14a-8(b) and (f). Accordingly, the Proposal may properly be omitted from the Corporation's proxy materials for the 2006 Annual Meeting.

2. **The Proposal is Vague and Indefinite and Thus is Excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).**

The Proposal is vague and indefinite and may be properly excluded under Rules 14a-8(i)(3) and 14a-8(i)(6). Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measure the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Metromedia International Group, Inc.* (avail. Mar. 12, 1991). In addition, Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if it is beyond the company's power to implement. A company lacks the power or authority to implement a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l. Business Machines Corporation* (avail. Jan. 14, 1992).

On prior occasions, the Staff has concurred that companies may exclude proposals that request actions that refer to terms or guidelines that are not adequately described. *See, e.g., Smithfield Foods, Inc.* (avail. July 18, 2003) (proposal requesting that management "prepare a report based upon the Global Reporting Initiative" and that did not contain any definition or description of the Global Reporting Initiative was so vague as to be false and misleading under Rule 14a-9, and therefore excludable under Rule 14a-8(i)(3)); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations" and that did not contain any description of the substantive provisions of the Glass Ceiling Report was excluded under Rule 14a-8(i)(3) because it was vague and indefinite). *See also SI Handling Systems, Inc.* (avail. May 5, 2000) (proposal requesting the replacement of the company's bylaws with bylaws existing prior to 1996 was excludable unless revised to specify the substance of the proposed revisions to the by-laws).

In this case, each element of the Proposal is so vague that the Corporation's shareholders would not be able to determine with certainty what standard is intended to be imposed on the Chairman or how the Proposal would operate. For example, the Proposal would require that the Chairman "serve in that capacity only and have no management duties, titles, or responsibilities." What it means to serve "in that capacity only" is inherently unclear to shareholders. Does it mean that the Chairman could have no other duties on the Corporation's Board (for example, that the Chairman could not also serve as chair of a Board committee)? Does it mean that the Chairman must be a full-time Chairman with no other activities and no other relationship with the Corporation or with any other entity? Shareholders would be left to wonder.

This vagueness and ambiguity continues in the provision of the Proposal that requires that the Chairman "have no management duties, titles, or responsibilities." Does this mean that the Chairman would have no such responsibilities at corporations other than the Corporation? Since the Proposal is vague and ambiguous on whether its proscription on having any "management duties, titles, or responsibilities" would apply only to having such responsibilities at the Corporation or would also encompass management duties, titles or responsibilities at any other corporation or organization, shareholders would not be able to determine what they are voting on.

The Proposal also is vague because there is no clearly stated standard for determining what constitutes "management duties, titles, or responsibilities." There are a number of duties carried out by a Board Chairman that may or may not be considered "management" responsibilities or duties. The Corporation is a Delaware corporation and section 141 of the Delaware General Corporation Law provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors." Hence, it is difficult, if not impossible, under the Delaware General Corporation Law to draw a clear line between management and board duties and responsibilities. Indeed, under the Corporation's Governance Guidelines the Board is responsible for "oversee[ing] the [Corporation's] businesses and affairs, [by] exercising reasonable business judgment on behalf of the [Corporation]." Additionally, the Board, through its committees, "review[s] asset quality trends and performance of the Corporation and its subsidiaries" (Asset Quality Committee Charter); "review[s] credit concentrations, credit risk inherent in selected products and businesses, country risk and loan loss reserves" (Asset Quality Committee Charter); "approves credit risk policies" (Asset Quality Committee Charter); monitors the Corporation's system of internal controls; monitors the integrity of the consolidated financial statements of the Corporation; and monitors the Corporation's compliance with legal and regulatory requirements. Any one of these duties could be considered a "management" duty, since the management of the Corporation is also responsible for approving fundamental financial and business strategies, assessing major risks facing the company, and ensuring the integrity of financial statements and relationships with customers. Similarly, it is clear under New York Stock Exchange listing standards that the Board of Directors is responsible for establishing pay for the Corporation's executives. Is that a management function? Neither shareholders nor the Board would know whether the Chairman would cease to satisfy the Proposal's standards if the Chairman were a member of the Compensation Committee and approved compensation arrangements.

Separately, the Commission has also recognized that there is no clear distinction between the responsibilities of the Board and of management. In 1976, the Commission proposed an amendment that would have treated a matter as "ordinary business" under Rule 14a-8 if it entailed a "recommendation or request that the management take action with respect to a matter relating to the conduct of the ordinary business operations of the issue." The Commission suggested that this proposed standard — whether a matter required only management action — would help distinguish ordinary business matters. Based on comment, however, the Commission determined that board practices relating to the delegation of authority to management personnel vary greatly, and accordingly concluded that there was no reasonable basis for adopting a regulation that distinguished between actions that would involve management instead of board action. *See Exchange Act Rel. No. 12999* (Nov. 22, 1976).

The second sentence of the Proposal is also vague and confusing. Without any reference to "independence" in the prior sentence, the second sentence states that the Proposal "gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted." The Proposal does not explain what a "loss of independence" means. In *The Boeing Corporation* (avail. February 10, 2004), the Staff agreed that the company could exclude as vague and indefinite a proposal "requesting that Boeing amend its bylaws to require that an independent director, as defined by the Council of Institutional Investors, shall serve as chairman of the board of directors," because the proposal failed to adequately define the term "independent director." Just as it was not clear what the proposal in Boeing meant for a director to be "independent," it is not clear here what it means for a Chairman to lose "independence." Independence can have a number of different definitions, as illustrated by the Proponent's own proposal submitted to another issuer last year, which demanded that the Chairman be independent as defined by the Council of Institutional Investors, which stated that "an independent director is a person whose directorship constitutes his or her only connection to the corporation." *See General Electric Company* (avail. Jan. 14, 2005) (hereinafter "*General Electric*"). Because the Proposal fails to define "loss of independence" and fails to identify the opportunity or mechanism that it asserts is available to the Corporation to cure the "loss of independence," shareholders have no basis for understanding the second and final sentence of the Proposal. *See Johnson & Johnson* (avail. Feb. 7, 2003); *Metromedia International Group, Inc.* (avail. Mar. 12, 1991).

In summary, we believe that each element of the Proposal is so vague and indefinite that the Proposal does not adequately inform shareholders about what they are voting on. Accordingly, consistent with the Staff's position in Boeing and the other letters discussed above, we believe that the Proposal may be excluded under Rule 14a-8(i)(3).

For similar reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Corporation is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal. Because it would be impossible for the Corporation to determine when a director satisfied or ceased to satisfy the standard set forth in the Proposal or what action the Corporation would take if its chairman might cease to satisfy that standard, the Corporation could not implement the Proposal, and thus the Proposal also may be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(6).

3. The Proposal may be Excluded under Rule 14a-8(i)(6) Because the Corporation Lacks the Power to Implement the Proposal.

A company may exclude a shareholder proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power and authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Corporation cannot guarantee that the Chairman would not assume "management duties, titles or responsibilities" or suffer a "loss of independence."

According to the Staff Legal Bulletin No. 14C (June 28, 2005), a proposal seeking to impose independence requirements on directors is beyond the power or authority of the company to implement if it requires that "its chairman or any other director . . . retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under Rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." *See also Cintas Corporation* (avail. Aug. 27, 2004) (Staff concurred with exclusion of a proposal requesting that the board adopt a policy that the board chairman be an independent director who had not previously served as an executive officer because the board did not have power to ensure that the chairman would retain his or her independence at all times and the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard); *Allied Waste Industries, Inc.* (avail. Mar. 21, 2005) (same). As discussed above, given the vagueness of the phrase "management duties, titles or responsibilities," it is not within the Corporation's power to ensure that its Chairman assumes no management duties, titles or responsibilities at all times. At any time, the Chairman could take on management duties at other companies or could assume what may be considered management duties or responsibilities within the Corporation simply in the course of fulfilling his or her director obligations, and the Corporation would not have the power or authority to prevent those actions from occurring.

The Proposal asserts that it "gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted." Because the term "independence" is not defined and the process for "curing" any loss of independence is not described, it is not clear when or how such cure would take place. Merely stating that the Proposal allows for a cure does not in fact mean that the Proposal creates an actual or effective cure. Thus, this sentence does not mitigate the Proposal's mandatory language, which "require[s] that the Chairman of our Board serve in that capacity only," and does not distinguish the Proposal from the one the Proponent submitted last year with the same defect in *General Electric*. Just as with the Proponent's submission in *General Electric* last year, the Proposal "does not provide the board with an opportunity or mechanism to cure" a failure to satisfy the standard required under the Proposal.

In contrast, as illustrated in the Staff Legal Bulletin No. 14C, when a proposal recognizes that it is beyond a company's power to ensure that the chairman of its board is and remains "independent" and accordingly expressly provides for exceptions to the independence policy, the Staff has not concurred in the exclusion of the proposal. *See The Walt Disney Company* (avail. Nov. 24, 2004) (proposal not excludable where it requested the company to adopt a policy that the board chairman would always be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"); *Merck & Co., Inc.* (avail. Dec. 29, 2004) (proposal not excludable where it requested that the Board establish a policy of separating the roles of CEO and Chairman, "whenever possible"). Unlike the proposals addressed in *The Walt Disney Company* and *Merck & Co.*, the Proposal submitted to the Corporation contains no allowances for circumstances when the Chairman would not be independent.

Accordingly, for the reasons set forth above, we believe that the Corporation may exclude the Proposal under Rule 14a-8(i)(6), as the Corporation lacks the power and authority to implement the Proposal.

4. **The Proposal's Supporting Statement Contains False and Misleading Statements and is Therefore Excludable under Rules 14a-8(i)(3) and 14a-9**

The Proposal's supporting statement says, "It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. And these dual roles helped those individuals to achieve virtually total control."

The Proposal falsely attempts to paint the Corporation with an overly broad brush of corporate wrongdoing such as that which occurred at Enron, WorldCom and Tyco. The Proposal implies that mismanagement and corruption are inherent at the Corporation because its CEO is also its Chairman. According to Rule 14a-9, a statement may be misleading if it "indirectly impugns character" or "indirectly makes charges concerning improper . . . or immoral conduct . . . without factual foundation." By drawing a parallel between the Corporation and Enron, WorldCom and Tyco, and without stating that myriad companies, like the Corporation, are run ethically and successfully without dividing the roles of Chairman and CEO, the Proposal violates Rules 14a-8(i)(3) and 14a-9 and is therefore excludible, either in whole or in part.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2006 Annual Meeting. Based on the Corporation's timetable for the 2006 Annual Meeting, a response from the Division by February 3, 2006 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

William J. Mostyn III
Deputy General Counsel and Corporate Secretary

cc: Nick Rossi
John Chevedden

EXHIBIT A

EXECUTIVE COMPLAINTS

OFFICE OF THE

NOV 0 1 2005

CORPORATE SECRETARY

FAX: **Shareholder Relations**

Date: 10/25/05

TO: Jane R. Smith

Phone: 704.386.7388

FAX Phone: 704.386.0420

FROM: Donata Joseph

FI1-008-01-18

Bank of America

Executive Relations

Phone: 813-882-1205

FAX Phone: 813-882-1184

Customer Name	# of pages / tracking #
Nick Rossi	3- 165446

This is the original letter that Executive Relations received by fax

Nick Rossi
P.O. Box 249
Boonville, CA 95415

RECEIVED

OCT 25 2005
SR 105446
EXECUTIVE RELATIONS

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature] 10/5/05

cc: William J.. Mostyn III
Corporate Secretary
PH: 704 432-1000
FX: 704 386-6699
PH: 704-386-8486
FX: 704-386-6699

38995

[October 10, 2005]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

When a person acts both as a company's Chairman and its CEO, a vital separation of power is eliminated – and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our Chairman.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library, an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in Board Composition.
  - "D" in CEO Compensation.
  - "D" in Litigation & Regulatory Problems.
  - "D" in Accounting.
  - Overall Governance Risk Assessment = High

- We had no Independent Chairman or Lead Director – Independent oversight concern.
- Cumulative voting was not allowed.
- With 6 active CEOs there were too many CEOs on our board. Active CEOs are often over-committed and may not be optimally independent of management's views.
- We had 17 directors – Unwieldy board concern and potential CEO dominance.
- But only 2 directors were on our key audit committee. And these two directors had 11 and 20 years of director tenure – Independence concern.
- Five of our directors had 17 to 36 years tenure each – Independence concern.

With this record it is important to take one step forward and make our Board more accountable by adopting an independent board chairman requirement.

Additionally

When a Chairman runs a company as Chairman and CEO, the information given to directors may or may not be accurate. If a CEO wants to cover up corporate improprieties, how difficult is it to convince Directors to go along. If Directors disagree, with whom do they lodge complaints? The Chairman?

What stockholder-damaging conflicts of interest can be more serious than those that so often occur when overseers are allowed to oversee themselves? When a corporation's Chairman is also its CEO, such conflicts can and do happen.

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. And these dual roles helped those individuals to achieve virtually total control.

Stockholders must continue to expect the unexpected until they help cause company boards to be composed of substantial majorities of independent directors – and until those directors select a chairman who is similarly independent of management.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

165446

EXHIBIT B

From: J [mailto:olmsted7p@earthlink.net]
Sent: Saturday, December 24, 2005 2:02 AM
To: CFLETTERS@SEC.GOV
Cc: Mostyn, William
Subject: Correction: Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

Correction: Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 23, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bank of America Corporation (BAC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the Bank of America December 19, 2005 no action request. Its delivery was delayed until December 23, 2005.

The only issue raised is verification of stock ownership. The company never contacted the proponent to check whether the verification had been sent. The verification of ownership has been satisfied according to the following information.

This is the fax confirmation information which is documented: Date 11/08 TIME 21:41 FAX NO./NAME 17043869330 DURATION 01:08 PAGE(S) 03 RESULT OK

This is the same fax number published on Mr. William Mostyn¹s no action request letter.

This is further verified by a telephone bill listing of:
(704) 386-6699 North Carolina 11/08/2005 09:41:03 PM 00:01:18
and
(704) 386-9330 North Carolina 11/08/2005 09:42:58 PM 00:01:14

Additionally the original proposal, confirmed received by the company, was sent to the same two above fax numbers.

The 3-page broker letter in the above two faxes was signed by Mark Christensen, Morgan Stanley, T: 707-524-1070 and dated November 4, 2005. It stated:

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates: 452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003 2 for 1 split 8-27-04 now owns 1400 shares

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Mostyn III
william.mostyn@bankofamerica.com

EXHIBIT C

Bank of America

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

November 3, 2005

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Rossi:

On October 25, 2005, we received your stockholder proposal. In order to properly consider your proposal for inclusion in the Corporation's proxy statement, you must meet certain eligibility requirements relating to your share ownership. Our records do not reflect that you are the "record" holder of your shares of the Corporation's common stock. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of your shares, verifying that, at the time you submitted your proposal, you held at least $2,000 in market value of the Corporation's common stock and had held such stock continuously for at least one year. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our proxy statement.

For your convenience, I have attached a copy of the relevant SEC provision, Rule 14a-8(b).

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: William J. Mostyn III, Bank of America Corporation, NC1-007-20-01, 100 North Tryon Street, Charlotte, NC 28255.

If you would like to discuss this matter, please feel free to call me at 704.386.5083.

Very truly yours,

William J. Mostyn III
General Deputy Counsel and
Corporate Secretary

Attachment

cc: Mr. John Chevedden

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. **Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

EXHIBIT D

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X Emil Rossi ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) EMIL Rossi

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

BOONVILLE CA 95415 NOV 7 2005 USPS

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number
(*Transfer from service label*) 7003 1010 0000 8694 6742

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Bank of America
100 N. Tryon Street
NC1-007-20-01
Charlotte, N.C. 28255
Attn: Kristin Oberheu

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Bank of America
100 N. Tryon Street
NC1-007-20-01
Charlotte, N.C. 28255
Attn: Kristin Oberheu

C005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(f). We note your representation that the proponent appears not to have responded to Bank of America's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

The proposal recommends that all stockholders shall be entitled to attend and speak at any and all annual meetings of stockholders.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., conduct of annual meetings). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Ted Yu
Special Counsel